

LANDSCAPES

BANK OF GRANITE CORPORATION 2001 ANNUAL REPORT

Bank of Granite
CORPORATION

mission statement

Founded in 1906, Bank of Granite Corporation is committed to building solid banking relationships, providing excellent customer service and achieving above average returns for our shareholders.

We are an independent community bank serving the Catawba Valley and the Blue Ridge foothills in northwestern North Carolina. Along with our reputation for service, we are known as one of the safest, soundest and most profitable banks in the nation.

For 95 years, Bank of Granite has been a proud corporate citizen of the Catawba Valley area, providing our customers with service as solid as our name.



Despite the boulder, a stream finds the sea.

Landmarks have disappeared. Terrain has shifted. The landscape is indelibly altered. We will push forward and prevail.



financial highlights

	2001	2000	% change
Earnings			
Interest income	$ 52,284,219	$ 55,269,464	-5.4%
Interest expense	19,443,569	19,172,024	1.4%
Net interest income	32,840,650	36,097,440	-9.0%
Provision for loan losses	4,216,772	3,893,585	8.3%
Other income	10,140,060	8,033,680	26.2%
Other expense	18,342,279	16,778,415	9.3%
Income before income taxes	20,421,659	23,459,120	-12.9%
Income taxes	6,613,104	7,884,537	-16.1%
Net income	$ 13,808,555	$ 15,574,583	-11.3%
Per share			
Net income			
- Basic	$ 1.24	$ 1.38	-10.1%
- Diluted	1.24	1.38	-10.1%
Cash dividends	0.46	0.42	9.5%
Book value	11.36	10.70	6.2%
Average shares outstanding			
- Basic	11,098,506	11,308,120	-1.9%
- Diluted	11,100,396	11,318,228	-1.9%
At year-end			
Assets	$ 715,389,907	$ 661,622,812	8.1%
Deposits	522,782,719	517,281,500	1.1%
Loans (gross)	510,410,948	450,398,252	13.3%
Allowance for loan losses	6,426,477	6,351,756	1.2%
Shareholders' equity	124,781,316	119,315,337	4.6%
Ratios			
Return on average assets	2.00%	2.45%	
Return on average equity	11.29%	13.41%	
Average capital to average assets	17.70%	18.31%	
Efficiency ratio	40.96%	36.52%	



We truly believe that we have built a very special Bank of Granite culture which we want to maintain and build on in the future.



market and dividend summary

2001	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High	$ 23.06	$ 23.11	$ 23.90	$ 23.00
Low	19.13	18.86	19.34	19.22
Close	21.19	23.00	22.21	19.77
Dividend	0.11	0.11	0.12	0.12

2000	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Price Range				
High	$ 21.69	$ 23.44	$ 24.50	$ 23.94
Low	16.13	18.13	19.19	19.25
Close	19.94	22.88	22.94	23.25
Dividend	0.10	0.10	0.11	0.11



The deeper the root, the weaker the wind.

TO OUR SHAREHOLDERS CUSTOMERS AND FRIENDS

2001 – our 95th year of service as an independent community bank – was a memorable year for Bank of Granite and for our country. The tragic events of September 11 will be eternally etched in our memory and the landscape of America changed forever. As we moved throughout the year, it became apparent that we were in a recession and, unfortunately, our market area, which is highly geared towards manufacturing, is suffering more than most other sections of the country. Despite an enormously challenging year, 2001 was the fourth best year in our history from an earnings standpoint. Once again, our entire Bank of Granite family performed their roles with much dedication and hard work. We have described the year as satisfactory but, in reality, it was a year of much improved productivity and accomplishment.

2001 | HIGHLIGHTS

We have described the year as satisfactory but, in reality, it was a year of much improved productivity and accomplishment:

2001 marked the 48th consecutive year of increased dividends.

Our efficiency ratio of 40.96% remained among the best of publicly traded banks in the Nation.

At the end of 2001 we had repurchased 550,430 shares of common stock at an average price of $20.68 per share. This program will continue throughout 2002.

Our mortgage bank subsidiary, GLL & Associates, had a great year, with earnings exceeding the previous year by 261%.

LETTER TO SHAREHOLDERS (cont.)

The landscape of our banking industry continued to change in 2001. Never have we seen the Federal Reserve reduce short-term interest rates eleven consecutive months, bringing the lowest rates we have seen since the 1940s. Consolidation in our industry continues at a rapid pace and, as always, Bank of Granite is open to exploring acquisitions if the right opportunity presents itself. We also are planning to open our 15th banking office, in the fast growing community of Conover in Catawba County. The office will be directly across from the Shuford YMCA. We look forward to better serving our present customers and to establishing many new relationships in this location.

The terrain for 2002 will continue to change and we must change with it. We are accelerating our training program and are focused on assuring our customer service is better than ever. Competition will be more intense and we welcome this because it helps to make us better.

48 *consecutive years of increased cash dividends*

This chart reflects 48 years of increased cash dividends to our shareholders, believed to be a record for any bank in the United States.



$0.50
0.40
0.30
0.20
0.10
56
61
66
71
76
81
86
91
96
01

CASH DIVIDENDS PER SHARE
in dollars

Stock splits or stock dividends in these years: 1956, 1959, 1962, 1964, 1966, 1968, 1971, 1974, 1977, 1982, 1983, 1984, 1985, 1987, 1989, 1992, 1994, 1996 and 1998.



On an annual basis, the Bank has earned 2% or greater on average assets for the last 16 years, a feat that is believed to be a record for any U.S. banking company.

GRAN vs. the Markets



2000%
1500%
1000%
500%
83
85
87
89
91
93
95
97
99
01
BANK OF GRANITE CORPORATION
DOW JONES INDUSTRIALS
S&P500
NASDAQ COMPOSITE

in percent

LETTER TO SHAREHOLDERS (cont.)



Chairman John Forlines and President Charles Snipes

Bank of Granite stock (NASDAQ: GRAN) performed below our expectations, closing the year at $19.77, a decline of 15%. Interestingly, despite this decline in 2001, our stock has increased 1,386.5% since it began to trade publicly in 1984, far out performing the Dow-Jones Industrials (up 791.3%), the S&P 500 (up 662.6%), and the Nasdaq Composite (up 726.8%) for the same period. Hopefully, as the economy improves and our earnings accelerate, the price of our stock will improve accordingly.

We truly believe that we have built a very special Bank of Granite culture which we want to maintain and build on in the future. While the economy is weak at present, we look forward to better days ahead and are optimistic about 2002 and beyond.

Finally, we again thank our Bank of Granite family for their support and loyalty. And we especially thank our hard working Board of Directors for their great job of working with management on behalf of our shareholders. We have a wonderful opportunity for much growth and progress in 2002 and we look forward to the new year with enthusiasm and excitement. We welcome your comments and suggestions.

John A. Forlines, Jr.
Chairman & Chief Executive Officer
February 8, 2002

Charles M. Snipes
President
February 8, 2002



What it means to be 95

No, Chairman John Forlines is not 95, but he took his share of ribbing over the billboards and advertisements proclaiming the Bank's 95th Anniversary in 2001. It was all in good fun as the Bank celebrated its heritage and history with the community that made it all possible.

What exactly does 95 years mean? The bank has not just survived, but managed to grow and thrive through two world wars, the Great Depression, the turbulent 1960s and '70s, the booming economy of the 1990s, and now September 11. Through it all, Bank of Granite has remained committed to providing the best service possible to its customers, responding quickly and appropriately to changing needs and ways of doing business.

While 2001 was a challenging year for all financial institutions, Bank of Granite continued to be a solid and dependable investment for shareholders. New products and services were introduced, the Bank was once again recognized nationally for its earnings performance, and it continued to rank among *America's Finest Companies®*. A fine way to celebrate 95 years of service.

A small-town community bank, yes, but a world-class player in banking. The Bank is recognized repeatedly by both local and national press as among the best in the business.



awards and accolades

The American Banker ranked Bank of Granite the 14th most efficient bank in the United States — the only North Carolina bank among the first one hundred banks listed.

For the 11th consecutive year, the Bank was named one of *America's Finest Companies®* by The Staton Institute of Charlotte. The investment directory lists U.S. based companies with at least 10 consecutive years of higher earnings or dividends per share. Fewer than two percent of America's more than 19,000 publicly traded companies made the list. Bank of Granite ranked fourth among all public companies in the U.S. for consecutive years of increased dividends per share.

A year of recognition culminated in October with the induction of John A. Forlines Jr., Chairman and CEO of Bank of Granite Corporation, into the inaugural class of the N.C. Banking Hall of Fame. Fellow inductees were U. S. Senator Jesse Helms; retired Chairman of Wachovia Bank and Trust Company Archie K. Davis (deceased); retired Chairman of First Union National Bank Charles Clifford Cameron, and the late Robert Powell Holding, Sr., founder of First Citizens Bank.



People are going back to what they know, looking for security, for comfort and the old-fashioned values upon which this country was built.

Navigating 2001

The landscape of banking has been changing for a decade or more — mergers, buyouts, closures. September 11 changed much more than the landscape of our industry; it quite literally changed the world and the way we look at it. People are going back to what they know, looking for security, for comfort and the old-fashioned values upon which this country was built.

At the end of 2000, the Bank celebrated the best earnings in its history, both for the fourth quarter and for the year. 2001 began well, but as the economy slowed, the Bank, like the entire country, began to feel the effects. Our response: work to improve service, offer new products and keep costs to a minimum. We laid the groundwork for a new office in Conover, added products specifically targeting small business and online users, and remained steadfast in our commitment to community banking.



President of Central Tool & Manufacturing Company, Chuck Threewitt, a leasing customer, says the Bank's program was easy to use, freed capital to update equipment and kept his business competitive.

We know personal service will never go out of style but changing to fit the needs of today's marketplace is also essential. Innovative checking packages for all of life's stages, bounce protection, IRAs, and online bill payment are all signs of the times. For the first time, the Bank also began offering equipment and vehicle leasing to commercial and small business customers.

NEW OFFERINGS | 2001

— Customers responded very well to these products introduced in 2001. Happily, we met (and exceeded) our goal for new online accounts.

Granite Business Elite

A complete financial resources program designed to help small businesses optimize capital.

Granite Online Banking

Making the most of today's technology, customers can now check account balances, print a statement, pay bills and transfer funds all with the click of a mouse, any time, day or night.

Bounce Protection

Bounce Protection is a special overdraft privilege for Bank of Granite checking customers that eliminates both the embarrassment and payee return check fees that accompany a bounced check.



Nurtured, all things thrive.

Giving back to your community. It's an old-fashioned idea being rediscovered in our world post-September 11, but it's a concept that has never gone out of style in our bank.



COMMUNITY IN 2001

Through the years and with the Bank's full endorsement, employees have been enthusiastic and tireless supporters of United Way, Hospice, Habitat for Humanity and the March of Dimes. They have volunteered in schools, worked in churches, and participated in civic organizations. If a corporate culture is defined at the top, the Bank's leaders certainly set a high bar. Mr. Forlines has headed the Hospice/ACC Basketball Benefit luncheon for 18 years during which the event has raised over $1 million, with all proceeds going to provide services for our area's terminally ill patients and their families. The 2001 luncheon garnered in excess of $85,000 despite a very depressed local economy. In November, the N.C. Association of Children's and Family Services presented Mr. Snipes with the Alan Keith-Lucas Friend of Children Award for 2001. Presented to only 20 individuals since 1978, the award recognizes those who have done extraordinary work to improve the quality of life for children.

2001 | COMMUNITY

The outreach from each of our offices makes a tremendous impact on the quality of life throughout the Unifour.

A non-teaching staff member of the Caldwell County School System is recognized annually and awarded $1,000. Communities in Schools tutors and mentors and Bank-school partnerships further impact the County's education efforts.

Mr. Forlines was presented the 2001 Hugh McEniry Award for outstanding service to North Carolina Higher Education by the North Carolina Association of Colleges and Universities.

Most of our employees participated in the annual March of Dimes campaign, making a $37,000 contribution (Catawba, Caldwell, and Burke). The Bank was the top contributor in the Caldwell County walk and among the leaders in Burke and Catawba.

100% participation in United Way Campaign. Total contribution: $41,000.



Associate of the Year Linda Beane is a graphics assistant at Hibriten High School in Caldwell County.



Distinguished Service Award winner Dana Watson, is the assistant manager at our Hibriten office in Lenoir. Dana has been with the Bank for 15 years.

The March of Dimes is very special for the staff and management of Bank of Granite's Whitnel office. Chris Cole, assistant manager, spearheaded the effort in 2001, while Linda Clark, teller in the Granite Falls office, is gearing up to take the reins in 2002.

"The drive to stay ahead of the pack has already begun," says teller Brenda Suddreth, who was 2001's top fundraiser. "The March of Dimes is a great cause, and we all enjoy being a part of this winning team."

The Bank employees profiled on these pages are illustrative of the generosity of our people — they all sparkle.

some of us do sparkle

Senior Vice President of Human Resources Kim Hutchens has volunteered one hour every week for seven years with Communities in Schools. He is Vice President of the Foundation of Caldwell Community College & Technical Institute's board of directors, serves on the Caldwell County Education Foundation board, and is a former president of the Caldwell County Chamber of Commerce.

"We have a wonderful caring community, and I consider it a privilege to be able to give back in some small way by contributing my time," says Hutchens.

Kathy McMasters manages Bank of Granite's Hickory office, but she still finds time to do her part to help others. She serves on the March of Dimes steering committee for Catawba County, is on the board for the Women's Resource Center and is a past treasurer at Baton United Methodist Church. She also completed Leadership Catawba in 1999 and subsequently was selected for the Leadership Catawba Committee. She now serves as co-chair.

"It takes all of us working together to make our community the best it can be," says McMasters.



Where there is vision, there is promise.

BOARD OF DIRECTORS



Board of Directors

John N. Bray
President, Vanguard Furniture Co., Inc.

Paul M. Fleetwood, III
President & Owner, Corporate Management Services, Inc.

John A. Forlines, Jr.
Chairman & CEO,
Bank of Granite Corporation
Chairman, Bank of Granite

Barbara F. Freiman
Fund Raising Consultant

Hugh R. Gaither
President & CEO, Flagship Brands, LLC

Charles M. Snipes
President,
Bank of Granite Corporation
President & CEO,
Bank of Granite

Boyd C. Wilson, Jr.
Vice President of Finance & Administration,
Kincaid Furniture Co.

Directors Emeriti

Robert E. Cline
President, Cline Realty Co., Inc.

Myron L. Moore, Jr.
Treasurer, Lenoir Mirror Co.

Corporation Officers

John A. Forlines, Jr.
Chairman & CEO

Charles M. Snipes
President

Kirby A. Tyndall
Secretary/Treasurer

Melodie R. Mathes
Assistant Secretary/Treasurer



Pictured from left to right: Boyd C. Wilson Jr., Myron L. Moore, Jr. (emeritus), Barbara F. Freiman, John A. Forlines, Jr., Hugh R. Gaither, John N. Bray, Charles M. Snipes, and Paul M. Fleetwood III.



BANK OFFICERS

John A. Forlines, Jr.
Chairman

Charles M. Snipes
President & CEO

Ben L. Davis
Senior Vice President

John S. Gabriel, Jr.
Senior Vice President

Kim T. Hutchens
Senior Vice President &
Director of Human
Resources

D. Mark Stephens
Senior Vice President &
Chief Information Officer

Kirby A. Tyndall
Senior Vice President &
Chief Financial Officer

Wyman C. Upchurch
Senior Vice President &
Office Administrator

T. Rahn Chase
Vice President

Judy R. Hendrix
Vice President

W. David Keller
Vice President

Teresa F. Martin
Vice President

Donald D. McSwain
Vice President

David L. Phillips, Jr.
Vice President

Gary D. Prewitt
Vice President

Dan F. Stewart
Vice President

Kelly D. Stroud
Vice President

Sheila R. Taylor
Vice President

Peter W. Whitener, Jr.
Vice President

Janet H. Winkler
Vice President

Jonathan M. Blair
Assistant Vice President

Diane L. Cannoles
Assistant Vice President

Jeff F. Clanton
Assistant Vice President

Michael L. Holland
Assistant Vice President

David J. Paul
Assistant Vice President

Kelly H. Farr
Assistant Vice President

Kathy L. McMasters
Banking Officer

Donna D. Mull
Banking Officer

Sherry E. Robertson
Banking Officer

Kris A. Siemer
Banking Officer

Karen C. Stroup
Banking Officer

Nancy L. Summey
Banking Officer

Daniel T. Duggan
Sales & Marketing Officer

Nickey H. Mathes
Senior Auditor

John R. Williams
Auditor

MORTGAGE BANK OFFICERS AND DIRECTORS

Gary L. Lackey
President, CEO
& Director

Pat L. Beyersdorfer
Senior Vice President

Lisa N. Clayton
Senior Vice President

Ruth A. Hudspeth
Senior Vice President

Ginger M. Nelson
Senior Vice President &
Assistant Treasurer

Arthur S. Newton, III
Senior Vice President

Ann C. Tucker
Senior Vice President

Natalie J. Dillard
Vice President

Dixie L. Jones
Assistant Vice President

Donna T. Newton
Assistant Vice President &
Assistant Secretary

Charles M. Snipes
Chairman & Director

Kirby A. Tyndall
Secretary/Treasurer
& Director

LOCAL BOARDS OF DIRECTORS

GRANITE FALLS

Rudy L. Snow*
Divisional Manager,
ECR Pharmaceuticals

Claudia D. Bujold
Civic & Community Leader

Dr. T. Eugene Carpenter
Gardner Webb University

Beverly M. Fry
Bank of Granite

Barry C. Hayes
Owner,
Hayes & Co.

Larry L. Huffman
Pharmacist & Owner,
Granite Drug Center

Michael M. Mackie
President,
Mackie Furniture Co.

Dr. Dan N. Stallings
Real Estate Development

Linda K. Story
Town Manager,
Granite Falls

Mary Frances B. Sullivan
Civic & Community Leader

** Denotes Chairman of Local Board*

HICKORY

Landon B. Lane, Jr.*
Private Investor

J. Steven Brackett
Attorney

Lee G. Brown
President,
LB Enterprises, Inc.

Forest M. Gaines
President,
Gaines Motor Lines

Kathryn T. Greathouse
Partner,
Greathouse Construction Co.

Betsey M. Haymond
Realtor, Prudential Hickory
Metro Real Estate

Frances R. Hilton
Civic & Community Leader

James L. Houston, Jr.
Retired Senior Vice President,
Wheat First Butcher Singer

Marie H. Huffman
President & Owner,
Carolina Paving of Hickory, Inc.

Dr. J. Ward Kurad
President,
Vantage SeniorCare Services

Steve M. Mull
Owner & Operator,
Fresh Air Galaxy/Viewmont

David H. Sain
Retired Area General Manager,
Lowe's Companies, Inc.

Wyman C. Upchurch
Senior Vice President,
Bank of Granite

Rosemary Bass Young
President,
Bass-Smith Funeral Home



Promoted in 2001 Kelly H. Farr, far left, to assistant vice president. Nancy L. Summey, center, and Karen C. Stroup were named banking officers.



HUDSON

** Denotes Chairman of Local Board*

W. Barry Spicer*
Corporate Risk Manager,
Hickory Springs Manufacturing

James K. Hawkins
Owner & Manager,
Western Electronics Co.

Jimmy D. Hemphill
Assistant to the President,
Caldwell Community College

Judy R. Hendrix
Vice President,
Bank of Granite

Carolyn A. Icard
Literacy Specialist,
Burke County Schools

William M. Lovelace, Jr.
Retired President,
Hudson Drug Co.

Dr. Paul Moss
Retired Physician

Bryce H. Sherrill
Retired Vice President,
Bank of Granite

Tim R. Sigmon
Manager,
Sigmon's Fashions, Inc.

J. C. Sullivan
President,
Bost Lumber Co.

William R. Warren
Owner,
The Gold Mine

LENOIR

Margaret (Peg) Broyhill*
Branch Manager,
First Vice President/Investments,
IJL Wachovia

David W. Barlow
Owner/Broker,
Barlow & Triplett Realty, Inc.

Houston H. Groome, Jr.
Attorney,
Groome, Tuttle, Pike & Blair

Helen P. Hall
Retired School Administrator
Adjunct Instructor,
Appalachian State University

Leslie D. Hines, Jr.
Chairman,
Nelson Oil Company

Dr. F. Ted Holcher
Dentist

William F. Howard III
Vice President
of Human Resources,
Bernhardt Furniture Company

Douglas W. Johnson
Chief Executive Officer,
Blue Ridge Electric
Membership Corporation

W. David Keller
Vice President,
Bank of Granite

Dr. Donald W. Lackey
Retired Veterinarian

Joan G. Rogers
Civic & Community Leader

Scott R. Ross
Vice President &
General Manager,
Autumn House, Inc.

Dr. Parker T. Williamson
Executive Editor of
PLC Publications,
Chief Operating Officer,
Presbyterian Laymen's
Committee



"Is there any other bank?" asks customer Mary Jo Williams when asked whether she would recommend Bank of Granite to a friend. Customer satisfaction. There's no substitute for it.

MORGANTON

Dr. Alfred W. Hamer, Jr.*
Obstetrician/Gynecologist

John F. Black, Jr.
President,
Black & Associates

Frank G. Bowers
Owner,
Bowers Insurance Agency

Le N. Erwin
Owner,
More Lace

Sharon S. Marlow
Owner & Managing Broker,
Sharon Marlow Realty

Robert T. McGimsey
Certified Public Accountant

W. F. (Mac) McIntosh
Retired Educator,
Burke County Public Schools

Gary D. Prewitt
Vice President,
Bank of Granite

Peggy M. Saunders
Attorney

NEWTON - EASTERN CATAWBA

Bob J. McCreary*
President & Owner,
McCreary Modern, Inc.

Larry A. Bowman
Civic & Community Leader

George W. Clark
President & CEO,
Catawba Sox, Inc.

R. Gary Corne
Attorney,
Corne, Corne & Grant

Jerry T. Hodge
Executive Director,
Hickory Metro Sports Commission

Carolyn V. Isenhower
Civic & Community Leader

David L. Phillips, Jr.
Vice President,
Bank of Granite

David B. Radke
President,
InterContinental Corp.

C. Leon Robinson
President,
Robinson Builder's Mart

Sybil B. Stewart
Civic & Community Leader

New Local Board Members



David W. Barlow,
Lenoir Board



Marie H. Huffman,
Hickory Board



William (Bill) R. Warren,
Hudson Board

FINANCIAL OVERVIEW

This discussion is intended to provide a general overview of Bank of Granite Corporation's (the "Company's") performance in 2001 and outlook for 2002. Readers seeking a more in-depth discussion of 2001 are invited to read management's discussion and analysis of 2001 as well as the financial statements and related notes included in the Company's Annual Report on Form 10-K.

2001 EARNINGS

The following is a list of factors that significantly affected year 2001 earnings.

Interest and fees on loans declined 4.6% although average loans grew by 13.9%, largely funded by a 7.5% growth in average deposits.

Net interest income decreased 9.0% as a result of the interest rate sensitivity of the Company's assets during a period of 11 reductions in interest rates by the Federal Reserve.

The Company's mortgage banking subsidiary, GLL & Associates, posted a 261% increase in its net income, due to a favorable housing market.

A decline of 2.6% in net interest and other income and 9.3% growth in other expenses (overhead) produced an efficiency ratio of 40.96%, which means that it cost the Company only 41¢ for every $1 in net interest and other revenues produced.

During 2001, loan loss provisions increased 8.3%.

Through the end of 2001, the Company repurchased 550,430 shares of its common stock at an average cost of $20.68 per share.

the year 2001 in review

Declining net interest income and a weak economy led to a year of lower earnings for the Company in 2001. Earnings of $13,808,555 in 2001 were an 11.3% decrease from the $15,574,583 earned in 2000. On a per share basis, earnings fell 10.1% to $1.24 in 2001 compared to $1.38 in 2000.

Despite the lower earnings, the Company earned 2.00% on average assets, marking the 16th consecutive year of returns on assets of 2% or greater. The Company also returned 11.29% on average equity.



outlook for 2002

Economists are split as to whether the United States economy is at its bottom or has begun a slow recovery. After lowering overnight interest rates 11 times for reductions totalling 4.75% in 2001, it is generally believed that the Federal Reserve will be less active in 2002. Economists are predicting that, if the Federal Reserve does reduce overnight rates again, it will likely occur earlier in 2002 than later. Economists are mixed as to whether the Federal Reserve will maintain or begin to moderately raise its short-term rates over the remainder of 2002.

When the economy slows, it is not unusual for banks to experience increases in their levels of nonperforming loans. Such nonperforming levels can continue until a recovery is well underway. As short-term interest rates become stable to slightly rising, asset-sensitive banks, such as the Company's banking subsidiary, may experience improvement in net interest margins as their fixed-rate funding liabilities continue to reprice downward after asset yields have stabilized.

The Company's balance sheet remains moderately asset-sensitive because of its significant level of variable rate loans. Asset-sensitive means that when interest rates in the overall economy change, interest rates on the Company's loans change more rapidly than the interest rates on its deposits. Therefore, when interest rates rise, the Company's interest income rises at a faster pace than the interest expense it pays on its fixed-rate time deposits. Likewise, when interest rates fall, the Company's interest income on loans declines at a faster pace than the interest it pays on fixed-rate time deposits.

outlook for 2002 (cont.)

For 2002, the Company anticipates operating in an interest rate environment in which market interest rates will be more stable, and may even rise later in the year. As in previous periods of flat to rising interest rates, the Company anticipates it will continue to adjust both the mix and pricing of its interest rate-sensitive assets and liabilities so as to improve, to the extent possible, its net interest margin and spreads. In addition, the Company's mortgage subsidiary has historically performed better during periods of lower interest rates due to a favorable housing market, which can serve to partially offset the effects that asset sensitivity may have on net interest income. The Company believes mortgage origination activity will be less favorable in 2002 than in 2001, unless longer term rates decline from the low levels of 2001 or an economic recovery increases the demand for housing.

The Company also plans to continue to grow its loan portfolio and to use both deposit and alternative sources to fund them. The Company believes that its credit quality controls remain good and expects to provide loan loss reserves as it deems prudent based on its credit quality analysis.

Although 2002 may bring an economic environment that continues to challenge, the Company is optimistic regarding its ability to perform under such economic circumstances.

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash and cash equivalents	$ 27,058,013	$ 30,627,080
Investment securities, available for sale	72,664,934	85,296,735
Investment securities, held to maturity	86,520,225	82,208,485
Loans (net of allowances of $6,426,477 in 2001 and $6,351,756 in 2000)	503,984,471	444,046,496
Premises and equipment, net	8,417,070	9,239,836
Accrued interest receivable and other assets	16,745,194	10,204,180
Total assets	$ 715,389,907	$ 661,622,812
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Demand deposits	$ 93,335,500	$ 94,326,293
NOW, money market and savings deposits	148,551,620	133,994,287
Time deposits	280,895,599	288,960,920
Total deposits	522,782,719	517,281,500
Overnight and other borrowings	63,833,441	20,608,709
Accrued interest payable and other liabilities	3,992,431	4,417,266
Total liabilities	590,608,591	542,307,475
Shareholders' equity	124,781,316	119,315,337
Total liabilities and shareholders' equity	$ 715,389,907	$ 661,622,812

BANK OF GRANITE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Interest income	$ 52,284,219	$ 55,269,464	$ 48,005,534
Interest expense	19,443,569	19,172,024	15,752,467
Net interest income	32,840,650	36,097,440	32,253,067
Provision for loan losses	4,216,772	3,893,585	1,862,585
Net interest income after provision for loan losses	28,623,878	32,203,855	30,390,482
Other income	10,140,060	8,033,680	8,209,542
Other expenses	18,342,279	16,778,415	16,536,075
Income before income taxes	20,421,659	23,459,120	22,063,949
Income taxes	6,613,104	7,884,537	7,327,157
Net income	$ 13,808,555	$ 15,574,583	$ 14,736,792
Per share amounts:			
Net income, basic	$ 1.24	$ 1.38	$ 1.28
Net income, diluted	1.24	1.38	1.28
Cash dividends	0.46	0.42	0.38
Book value	11.36	10.70	9.92

forward looking statements

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

independent auditors report

To the Board of Directors and Shareholders of Bank of Granite Corporation:

We have audited the consolidated balance sheets of Bank of Granite Corporation and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Such consolidated financial statements and our report thereon dated January 25, 2002, expressing an unqualified opinion (which are not included herein) are included in Item 8 of Form 10-K for the year ended December 31, 2001. The accompanying condensed consolidated balance sheets and statements of income (as set forth on pages 29 and 30) are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated balance sheets and statements of income in relation to the complete consolidated financial statements.

In our opinion, the information set forth on pages 29 and 30 in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000 and the related condensed consolidated statements of income for each of the three years in the period ended December 31, 2001 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP

Hickory, North Carolina

January 25, 2002

Deloitte & Touche

shareholder information

COMMON STOCK

Bank of Granite Corporation's common stock trades on The Nasdaq Stock Market® under the symbol GRAN. Price and volume information is contained in the Wall Street Journal and most major daily newspapers in the Nasdaq section under the National Market System listings.

ANNUAL MEETING

The Annual Meeting of the shareholders of the Bank of Granite Corporation will be held at 10:30 am, Monday, April 22, 2002, at the Holiday Inn, 1385 Lenoir Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

EQUAL OPPORTUNITY EMPLOYER

It is the policy of Bank of Granite Corporation to treat all employees and applicants for employment without regard to race, creed, color, national origin, sex or age.

COPIES OF FORM 10-K

Copies of the Bank of Granite Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by shareholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing: Kirby A. Tyndall, Secretary/Treasurer, Bank of Granite Corporation, Post Office Box 128, Granite Falls, North Carolina 28630 (email: ktyndall@bankofgranite.com).

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, 908/497-2300 or 800/368-5948. For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments and other issues, visit our Transfer Agent's web site at www.rtco.com.

DIVIDEND REINVESTMENT

Registered holders of Bank of Granite Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR").

SHAREHOLDER INFORMATION

For additional information, contact Melodie R. Mathes, Shareholder Relations, Bank of Granite Corporation, Post Office Box 128, Granite Falls, North Carolina 28630, 828/496-2022, or email mmathes@bankofgranite.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP, 200 1st Avenue NW, Post Office Box 9197, Hickory, North Carolina 28603.

MARKET INFORMATION

Bank of Granite Corporation serves the people and businesses of the Blue Ridge Foothills and Catawba Valley of North Carolina, which is located approximately 70 miles northwest of Charlotte. This region offers a remarkable quality of life, with both scenic and cultural treasures, to over 300,000 citizens. The area is also known as a manufacturing center for furniture, hosiery and fiber optic telecommunications.

GRAN
NASDAQ
LISTED

MAIN OFFICE

GRANITE FALLS

23 N. Main St.
PO Box 128
Granite Falls, NC 28630
828/496-2000
www.bankofgranite.com

BANKING OFFICES

GRANITE FALLS

Baton in Ingles Supermarket
2630 Connelly Springs Rd.
Granite Falls, NC 28630
828/728-1869

Downtown
23 N. Main St.
Granite Falls, NC 28630
828/496-2027

HICKORY

Downtown
25 3rd St. NW
Hickory, NC 28601
828/345-6800

Long View
2637 1st Ave. SW
Hickory, NC 28602
828/345-6848

Mountain View
2900 Hwy. 127 S
Hickory, NC 28602
828/294-7000

Springs Road
2220 12th Ave. NE
Hickory, NC 28601
828/345-6888

Viewmont
281 14th Ave. NE
Hickory, NC 28601
828/345-6868

HUDSON

537 Main St.
Hudson, NC 28638
828/728-1850

LENOIR

Downtown
707 College Ave. SW
Lenoir, NC 28645
828/757-4040

Hibriten
701 Wilkesboro Blvd.
Lenoir, NC 28645
828/757-4070

Whitnel
1351 Norwood St. SW
Lenoir, NC 28645
828/757-4060

MORGANTON

201 E. Meeting St.
Morganton, NC 28655
828/439-2151

NEWTON

311 N. Main Ave.
Newton, NC 28658
828/466-5060

VALE

Honey's Supermarket
9580 Hwy. 10 W
Vale, NC 28168
828/462-5180

*Conover slated to open fourth quarter of 2002.

MORTGAGE OFFICES

WINSTON-SALEM

4550 Country Club Rd.
Winston-Salem, NC 27104
336/760-4911
336/760-4915 Fax
www.gll.net

HICKORY

315 1st Ave. NW
Hickory, NC 28601
828/345-6850
828/345-6883 Fax

HIGH POINT

211 W. Lexington Ave.
Suite 102
High Point, NC 27262
336/887-5438
336/887-5489 Fax

LENOIR

707 College Ave. SW
Lenoir, NC 28645
828/757-4046
828/754-8739 Fax

MORGANTON

201 E. Meeting St.
Morganton, NC 28655
828/439-2170
828/439-2171 Fax

NEWTON

311 N. Main Ave.
Newton, NC 28658
828/466-5060
828/464-2322 Fax

SALISBURY

315 N. Main St.
Salisbury, NC 28144
704/633-8007
704/633-7803 Fax



As we dream, we live.

Bank of Granite
CORPORATION